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 Email: tconner@reedsmith.com                                   reedsmith.com

February 6, 2015

BY ELECTRONIC MAIL AND EDGAR CORRESPONDENCE SUBMISSION

Sonny Oh
Senior Counsel
Securities and Exchange Commission
Division of Investment Management
Insured Investments Office
100 F Street, NE
Washington, DC 20549

METROPOLITAN LIFE INSURANCE COMPANY "PREFERENCE PREMIER (OFFERED ON AND AFTER NOVEMBER 7, 2011)" POST-EFFECTIVE AMENDMENT NO. 14 (FILE NO. 333-176654) FILED NOVEMBER 25, 2014

METLIFE INSURANCE COMPANY USA "SERIES VA (OFFERED ON AND AFTER OCTOBER 7,
2011)" POST-EFFECTIVE AMENDMENT NO. 1 (FILE NO. 333-200231) FILED NOVEMBER 25, 2014

METLIFE INSURANCE COMPANY USA "SERIES L-4 YEAR (OFFERED ON AND AFTER APRIL 29,
2013)" POST-EFFECTIVE AMENDMENT NO. 1 (FILE NO. 333-200236) FILED NOVEMBER 25, 2014

METLIFE INSURANCE COMPANY USA "SERIES VA-4 (OFFERED ON AND AFTER OCTOBER 7,
2011)" POST-EFFECTIVE AMENDMENT NO. 1 (FILE NO. 333-200233) FILED NOVEMBER 25, 2014

METLIFE INSURANCE COMPANY USA "SERIES S (OFFERED ON AND AFTER OCTOBER 7, 2011)" POST-EFFECTIVE AMENDMENT NO. 1 (FILE NO. 333-200232) FILED NOVEMBER 25, 2014

Dear Mr. Oh:

On behalf of Metropolitan Life Insurance Company ("MLIC") and MetLife Insurance Company USA ("MetLife USA," and together with MLIC, the "Companies") and their corresponding separate accounts, Metropolitan Life Separate Account E and MetLife Investors USA Separate Account A (each, a "Registrant," and collectively, the "Registrants"), we are responding to the comments that the staff (the "staff") of the Securities and Exchange Commission (the "Commission") provided to us orally on January 30, 2015 with regard to the post-effective amendments to the registration statements on Form N-4 that are referenced above (collectively, the "Amendments").

NEW YORK . LONDON . HONG KONG . CHICAGO . WASHINGTON, D.C. . BEIJING . PARIS .
 LOS ANGELES . SAN FRANCISCO . PHILADELPHIA . SHANGHAI . PITTSBURGH . HOUSTON SINGAPORE . MUNICH . ABU DHABI . PRINCETON . NORTHERN VIRGINIA . WILMINGTON .
     SILICON VALLEY . DUBAI . CENTURY CITY . RICHMOND . ATHENS .KAZAKHSTAN

 Sonny Oh
 February 6, 2015
 Page 2                                                      [ReedSmith LOGO]

The comments represent "follow-up comments" to certain of the responses provided to the staff by letter from the undersigned dated January 23, 2015, which responses related to comments the staff provided to us orally on January 12, 2015 with regard to the Amendments (the "initial comments"). For ease of reference, each of the follow-up comments of the staff is set forth below, followed by the Companies' response. For ease of reference and to provide appropriate context, we preceded each follow-up comment with the corresponding initial comment and response thereto. (We have numbered each follow-up comment response below to correspond to the initial comment; gaps in the numbered responses reflect that fact that the staff did not provide a follow-up comment to certain of the initial comments.)

Unless noted otherwise, page references in the Companies' responses are to the marked courtesy copies of the prospectus and Statement of Additional Information ("SAI") provided to the staff in connection with the initial filing of the Amendments. Further, we understand that the comments provided by the staff with respect to the Amendment for Series VA (offered on and after October 7, 2011) (hereinafter referred to as "Series VA") also apply to the Amendments for the other variable annuity contracts issued through MetLife Investors USA Separate Account A that may be purchased with the GLWB Rider (namely, Series L-4 Year (offered on and after April 29, 2013); Series VA-4 (offered on and after October 7, 2011); and Series S (offered on and after October 7, 2011)). Accordingly, the Companies' responses to the staff's comments to the Amendment for Series VA (offered on and after October 7, 2011) also apply to, and describe revisions made in, the Amendments for such other contracts.

PREFERENCE PREMIER (OFFERED ON AND AFTER NOVEMBER 7, 2011)
----------------------------------------------------------

FACING SHEET

1. INITIAL COMMENT: Include the caption "Approximate Date of Proposed Public
   ---------------
Offering" and appropriate disclosure.

   RESPONSE: The requested change has been made.
   --------

   FOLLOW-UP COMMENT: Please confirm that the caption was added; the staff
   -----------------
notes in this regard that it was not included in the "Form BXT" delaying amendment filed January 23, 2015.

   RESPONSE: The caption "(Approximate Date of Proposed Public Offering)" was
   --------
   added above the block of text beginning with "It is proposed that this filing will become effective (check appropriate box):". You indicated your belief that registrants typically add "On [date] or as soon thereafter as practicable" or words to that effect. The Companies will review what other registrants have done in this regard and make revisions accordingly in the May 1/st/ amendments to the extent we determine that the additional referenced disclosure is in fact typically included.

 Sonny Oh
 February 6, 2015
 Page 3                                                      [ReedSmith LOGO]

PROSPECTUS

2. Cover page
   ----------

   b. INITIAL COMMENT: In the list of portfolios, the use of multiple types of
      ---------------
footnotes to identify the Portfolios is difficult to follow. Therefore, the staff strongly recommends retaining the original format whereby such Portfolios were listed out separately, except for those attached to footnote # (for older riders no longer offered).

   RESPONSE: In response to the staff's comment, we have simplified the
   --------
   footnote disclosure to reduce the number of footnote references. We believe this presentation will be straightforward and easy for investors to read and comprehend. As an additional benefit, the Companies would not need to create four separate groupings of Portfolios (one for each of the two groups of riders under each trust), with some Portfolios listed in more than one grouping, which would be required if we reverted to the original format and which we view as a potentially more confusing format for an investor.

   FOLLOW-UP COMMENT: The staff did not observe a reduction in the number of
   -----------------
footnote references. Moreover, it is not clear why the GLWB rider footnote * states "you must allocate" but footnote + states "you are permitted" or why the later footnote + was necessary if the first footnote * was accurate.

   RESPONSE: Certain portfolios had both a "*" and a "+" footnote reference;
   --------
these double footnote references were omitted, reducing the number of footnote references. We have made additional clarifying changes that we believe clarify the footnotes and footnote references, as follows:

*  If you elect a GMIB Max, GMIB Max and EDB Max or GWBv1, You must allocate all of your purchase payments and Account Value among these Portfolios. ...
   If you elect the GLWB, you must allocate at least 80% of your purchase payments and Account Value among these Portfolios. ...

+  If you elect the GLWB, You are permitted to allocate up to 20% of your purchase payments and Account Value among these Portfolios. ...

4. Table of Expenes - page 8
   ----------------

   b. INITIAL COMMENT: If the restriction in footnote 4 on page 11 applies to
      ---------------
the GLWB Death Benefit as well, disclose that fact by adding it to footnote 11 (see E.G., footnote 9).

   RESPONSE: We have revised footnote 4 on page 11 by adding the following to
   --------
   the end of the sentence: "or the GLWB."

   FOLLOW-UP COMMENT: The response is acceptable, but the staff continues to
   -----------------
believe that appropriate disclosure should be added to footnote 11 similar to the fourth sentence in footnote 9.

 Sonny Oh
 February 6, 2015
 Page 4                                                      [ReedSmith LOGO]


   RESPONSE: The Companies understand that the staff believes there should be
   --------
symmetry between the fourth sentence's explanation that an Enhanced Death Benefit may not be elected with the Optional Annual Step-Up Death Benefit or the Optional Earnings Preservation Benefit, and footnote 11, which discusses the GLWB Death Benefit, to the extent that the GLWB Death Benefit cannot be elected with the Optional Annual Step-Up Death Benefit or the Optional Earnings Preservation Benefit. However, it is more accurate to say that the GLWB ITSELF cannot be elected with the Optional Annual Step-Up Death Benefit or the Optional Earnings Preservation Benefit. Footnote 10 has been revised to add the underlined sentence along the following lines: "The GLWB Death Benefit may only be elected if the GLWB optional benefit is elected. You may not elect either
                                                    ------------------------
the Optional Annual Step-Up Death Benefit nor the Optional Earnings
-------------------------------------------------------------------
Preservation Benefit if you elect the GLWB optional benefit. ..."
------------------------------------------------------------

8. Guaranteed Withdrawal Benefit - page 90
   -----------------------------

   a. INITIAL COMMENT: At the end of the summary, please add disclosure
      ---------------
regarding the possible different versions of the GWB offered while referencing the GWB Rate Table as was provided on page 78 for the GMIB, rather than just before the table on page 99. The same comment applies to the GLWB where the different versions disclosure appears on page 110 just before the GLWB rate table.

   RESPONSE: This exact disclosure format was adopted specifically in response
   --------
   to a staff comment we received on the "Guaranteed Withdrawal Benefit"
   section in a Class/Series L-4 Year prospectus filed on January 25, 2013 (File Nos. 333-186204 and 333-186216). The disclosure was designed specifically because the staff noted that the contract offered only one version of the GWB rider. The precedent for this disclosure was reviewed and not objected to by the staff, and we continue to believe this format provides the best disclosure given that only one version of the GWB and GLWB riders is offered by the current contract. Accordingly, we respectfully decline to make the requested change.

   FOLLOW-UP COMMENT: The response is acceptable, but please confirm with the
   -----------------
staff that if more than one version is made available, the disclosure will be provided in the prospectus summary. (The staff notes that no draft disclosure was provided in this regard.)

   RESPONSE: The Companies confirm that if more than one version is made
   --------
   available, the disclosure will be provided in the prospectus summary.

   b. INITIAL COMMENT: The staff notes that it is probably more effective to
      ---------------
provide the cross-reference to Appendix F on page 91 after the "Operation of the GWB" disclosure.

   RESPONSE: In response to the staff's comment, we have moved the
   --------
   cross-reference to Appendix F on page 91 to the end of the first paragraph under the caption "Operation of the GWB."

   FOLLOW-UP COMMENT: The response is acceptable, but for each applicable
   -----------------
rider, please be consistent in the placement of the cross-reference. For example, the cross-reference to Appendix F appears after the complete discussion of the operation of the EDB on page 72. (The staff notes that no draft disclosure was provided to the staff.)

 Sonny Oh
 February 6, 2015
 Page 5                                                      [ReedSmith LOGO]

   RESPONSE: The Companies acknowledge the comment and will undertake to review
   --------
   the placement of the cross-reference with respect to each applicable rider and consider whether additional revisions need to be made for the sake of consistency. Any such revisions will be made in the May 1/st/ updates.

   c. INITIAL COMMENT: In the second bullet point under "Annual Benefit Payment
      ---------------
- It is important to note:" appearing on page 92, please add that on the other hand, delaying your first withdrawal results in paying for a benefit you are not using (E.G., see similar language on page 102 under "Operation of the GLWB").

   RESPONSE: The GWB guarantees that the entire amount of purchase payments a
   --------
   contract owner makes will be returned through a series of withdrawals. No matter how long the contract owner lives, the contract owner or his/her beneficiary will receive the same amount of money back under the GWB. In contrast, under the GLWB, a contract owner who lives a long time would receive more money under the GLWB than a contract owner who dies at a young age. Because the total amount of money paid under the GWB benefit is not determined by how long the contract owner lives, the disclosure on page 92 does not include the referenced disclosure on page 102. Accordingly, we respectfully decline to make the requested change.

   FOLLOW-UP COMMENT: Regardless of differences in the amount of payouts,
   -----------------
please confirm that delaying the first withdrawal under the GWB would not result in paying for a benefit that the contract owner is not using from his or her perspective.

   RESPONSE: The Companies believe the current disclosure sets forth the
   --------
   applicable material considerations that a contract owner should take into account in determining whether to delay taking withdrawals, such as the availability of a higher GWB Withdrawal Rate.

   d. INITIAL COMMENT: In the last sentence of the first paragraph under
      ---------------
"Required Minimum Distributions" on page 93, please insert "Annual Benefit Payment" in lieu of "Total Guaranteed Withdrawal Rate." Similarly, please confirm that the term "GWB Withdrawal Rate" has been properly used in the third paragraph under "Use of Automated ..." on page 98.

   RESPONSE: In the last sentence of the first paragraph under "Required
   --------
   Minimum Distributions" on page 93 (with respect to the Guaranteed Withdrawal Benefit), we have replaced "Annual Benefit Payment" with the words "Total Guaranteed Withdrawal Amount multiplied by the GWB Withdrawal Rate."

   We also made a similar clarifying change in the third paragraph under "Use of Automated ..." on page 98. In the second and third sentences of that paragraph, we have replaced "GWB Withdrawal Rate" with the words "GWB Withdrawal Rate multiplied by the TGWA."

   FOLLOW-UP COMMENT: The response is acceptable, but the staff notes that the
   -----------------
purpose of the comment was to point out that the "GWB Withdrawal Rate multiplied by the TGWA" is the formula to

 Sonny Oh
 February 6, 2015
 Page 6                                                      [ReedSmith LOGO]

calculate the "Annual Benefit Payment" as described on page 92. Therefore, rather than complicate the disclosure, it would have been more straightforward to insert "Annual Benefit Payment."

   RESPONSE: These sections of the GWB disclosure address how a contract owner
   --------
may take RMDs under the GWB rider without taking an Excess Withdrawal. If the contract owner is taking RMDs through one of the programs referenced in the disclosure, and the contract owner "runs out" of Annual Benefit Payment (calculated as the GWB Withdrawal Rate multiplied by the TGWA) near the end of the contract year, the Company adds as much as is necessary to the Annual Benefit Payment to prevent the contract owner's withdrawals from exceeding the Annual Benefit Payment in that contract year. In other words, in order to not penalize contract owners as a result of the annual required minimum distribution under applicable tax law being greater than the GWB Withdrawal Rate multiplied by the TGWA (what the Annual Benefit Payment would be absent the special RMD contract feature) , the amount of the applicable Annual Benefit Payment is increased for that year. We believe that explicitly referring to the "GWB Withdrawal Rate multiplied by the TGWA" in these RMD-related sections of the GWB disclosure make them clearer than if we used the term "Annual Benefit Payment" without further explanation.

9. Guaranteed Lifetime Withdrawal Benefit - page 99
   --------------------------------------

   c. INITIAL COMMENT: The staff notes that it is probably more effective to
      ---------------
provide the cross-reference to Appendix G on page 100 after the "Operation of the GLWB" disclosure.

   RESPONSE: In response to the staff's comment, we have moved the
   --------
   cross-reference to Appendix G on page 100 to the end of the first paragraph under the caption "Operation of the GLWB."

   FOLLOW-UP COMMENT AND RESPONSE: See follow-up comment and response to
   ------------------------------
   Comment 8.b. above.

   d. INITIAL COMMENT. Rather than force the reader to refer to the GLWB Rate Table for every detail about the benefit, it may be more effective to provide fuller details on some features of the benefit in the text. For example, in the second paragraph under "Benefit Base" on page 101, simply state what the Rollup Rate Period End Date is instead of forcing reader to refer back to rate table.

   RESPONSE: As the staff is aware, the Registrants worked closely with the
   --------
staff to develop and implement the general disclosure format that is now being used to describe the GLWB rider; this format is intended to permit the introduction of new versions of the GLWB rider by use of a supplement that can be easily understood by investors and that will dovetail with the current prospectus. The GLWB Rate Table is an essential building block of this approach. We also believe that using the Rate Table to present certain information about the existing rider is helpful to the reader, by focusing the reader's attention to the important information in the table in one place. With respect to the staff's concern that this approach is employed when there is only one version of the rider introduced to date, as discussed above in Response 8(a), Registrants made certain changes to a similar section of the prospectus that we believe eliminated any potential confusion on the part of the reader. The staff apparently did not disagree. For these reasons, we respectfully decline to make the requested change.

 Sonny Oh
 February 6, 2015
 Page 7                                                      [ReedSmith LOGO]

   FOLLOW-UP COMMENT: In this instance, the staff notes that the requested
   -----------------
information could still be provided without deletion of the cross-reference to GLWB Rate Table.

   RESPONSE: We respectfully note that the fundamental purpose of using a rate
   --------
table is to permit simplified prospectus disclosure where investors can access variable information in one place, as well as to facilitate future changes in variable information if market or economic changes dictate changes in such information.

10. Guaranteed Lifetime Withdrawal Benefit -- Death Benefit -- page 108
    -------------------------------------------------------

   a. INITIAL COMMENT: The last full paragraph on page 22 states the following
      ---------------
regarding the GLWB Death Benefit:

       If You purchase any of the optional death benefits, other than the GLWB Death Benefit, You receive the optional benefit in place of the Standard Death Benefit. If You purchase the GLWB Death Benefit, You receive the optional benefit in addition to the Standard Death Benefit.

The above statement seems to indicate that the GLWB Death Benefit provides a death benefit in addition to that provided under the Standard Death Benefit.

In contrast, the disclosure under the "Summary of the GLWB Death Benefit" on page 108 states the following:

       Under the GLWB Death Benefit, we calculate a "GLWB Death Benefit Base" that, if greater than the Standard Death Benefit or any other death benefit included by rider, then this death benefit amount will be paid instead of the Standard Death Benefit or any other death benefit included by rider. All other provisions of your Contract's death benefit will apply.

Therefore, please reconcile these two statements. In addition, please clarify what is referred to by the term "any other death benefit included by rider."

   RESPONSE: We have replaced the disclosure on page 22 to read: "If You
   --------
   purchase any of the optional death benefits, other than the GLWB Death Benefit, the optional benefit will be attached to Your contract in place of the Standard Death Benefit. If You purchase the GLWB Death Benefit (which can only be elected if you elect the GLWB optional benefit), both the GLWB Death Benefit and the Standard Death Benefit will be attached to Your contract."

   FOLLOW-UP COMMENT: The response is acceptable with respect to the revised
   -----------------
disclosure on page 22, but the staff requests that the phrase "or any other death benefit included by rider," be deleted from the section captioned "operation of the GLWB Death Benefit" on page 109.

 Sonny Oh
 February 6, 2015
 Page 8                                                      [ReedSmith LOGO]

   RESPONSE: The Companies have made the requested revision.
   --------

11. Pay-Out Options (or Income Options) -- page 112
    -----------------------------------

   INITIAL COMMENT: Please note the deletion of the subsection "Maturity Date"
   ---------------
despite the continued use of the term, E.G., first sentence under "Abandoned Property Requirements" on page 119. Define maturity date there.

   RESPONSE: We have added a parenthetical which defines "maturity date" as
   --------
   follows: "the latest day on which annuity payments may begin under the contract."

   FOLLOW-UP COMMENT: The staff requests that the Companies revise the language
   -----------------
to be more specific when defining the term, e.g., by referring to the wording of the original subsection.

   RESPONSE: The Companies respectfully note that the term "maturity date" is
   --------
not used as a defined term; in the context of the referenced discussion, the term is used solely in a descriptive sense in the context of providing an overview of state abandoned property laws.

13. Appendices
    ----------

   a. INITIAL COMMENT: Please confirm that the highest combination of charges
      ---------------
has been provided in the first part of Appendix B (CF. Table 2(b) on page 8).

   RESPONSE: We confirm that 2.25% represents the highest combination of
   --------
   charges for the group of Investment Divisions that appears on pages 139 through 144 in Appendix B. That group does not include two of the Investment Divisions, for which the combination of charges is at 2.50%, as disclosed on page 144 in Appendix B.

   FOLLOW-UP COMMENT: The response is acceptable, but the staff requests that
   -----------------
   the table reflecting the highest possible combination of charges be placed first.

   RESPONSE: The Companies respectfully note the table reflecting the highest
   --------
   possible combination of charges is the 2.25%/2.50% table placed first: the rows listing the unit values for the two Investment Divisions which assess the additional 0.25% are not set forth in a separate table because they represent the same selection of Contract class and optional benefits (or "Contract mix" in the parlance used in Appendix B and the SAI). The
   Companies believe, in the context of Appendix B as well as the intermediate tables included in the SAI, it is confusing and potentially misleading to reorder the presentation as requested by the staff. The tables are organized in accordance with the disclosure of the Separate Account charges in the Table of Expenses. Therefore, for clarification, the Companies added disclosure to the lead-in to the tables in Appendix B and in the SAI, emphasizing, a) the organization of the tables mirrors the disclosure in the Table of Expenses for any "Contract mix" and b) the additional 0.25% charge for the two Investment Divisions is further explained in the Charges section:

 Sonny Oh
 February 6, 2015
 Page 9                                                      [ReedSmith LOGO]

       "Please note the tables below and in the SAI are arranged by level of "Annual Separate Account Charge and Optional Death Benefit Charges for all Investment Divisions except the American Funds Growth-Income and American Funds Global Small Capitalization Divisions" (see "Table of Expenses--Table 2(b)--Separate Account Charge"). For any Contract mix, we currently charge an additional Separate Account charge of 0.25% of average daily net assets in the American Funds Growth-Income and American Funds Global Small Capitalization Investment Divisions. Each table below and in the SAI also includes the corresponding Accumulation Unit Values for the American Funds Growth-Income and American Funds Global Small Capitalization Divisions, reflecting the higher Separate Account charge. See "Charges--Separate Account Charge" for more information."

   b. INITIAL COMMENT: Please make it clear in the body of the prospectus,
      ---------------
where appropriate, that a Contract Owner should take two (2) withdrawals rather than a single one that would be considered an Excess Withdrawal. This disclosure should be consistent with the examples on pages 168 and 172, which show that two separate withdrawals that together result in an Excess Withdrawal may have a less damaging impact than a single withdrawal that by itself is an Excess Withdrawal.

   In addition, confirm whether Excess Withdrawals work the same way for GWB (see "Managing Withdrawals" on page 92), as well as GMIB and EDB (see "Withdrawal Adjustments" on page 80 for GMIB and on page 69 for EDB, though the term "proportional reductions" is used instead). If these contract features work the same way, make this clear by providing corresponding disclosure in those sections and their respective examples.

   RESPONSE: We have made the requested change on page 103 with respect to
   --------
   the GLWB and on page 93 with respect to the GWB. Additionally, Excess Withdrawals do not work the same way for GMIB and EDB and therefore no corresponding disclosure is needed in the GMIB and EDB sections or respective Appendix examples.

   SUPPLEMENTAL RESPONSE FROM LETTER DATED JANUARY 27, 2015: We have also made
   --------------------------------------------------
   the requested change on pages 165 to 166 of the prospectus with respect to the GWB.

   FOLLOW-UP COMMENT: The response is acceptable as reflected in draft
   -----------------
disclosure provided for pages 93 (GWB) and 109 (GLWB DB), but please confirm the disclosure was added to page 103 (GLWB) and highlight the first sentence of the added disclosure in all relevant sections (the staff notes in this regard that no draft disclosure for pages 165-166 (Appendix F for GWB) was provided to the staff).

   RESPONSE: The Companies confirm the disclosure that has been added to page
   --------
   103 (GLWB) and the Companies have highlighted the first sentence of the added disclosure in all relevant sections as requested.

 Sonny Oh
 February 6, 2015
 Page 10                                                     [ReedSmith LOGO]

STATEMENT OF ADDITIONAL INFORMATION

15. INITIAL COMMENT. Based on anticipated effective date for the filing, please
    ---------------
confirm that all information required as of the most recent fiscal or calendar year has been updated appropriately, E.G., commission table on page 2.

   RESPONSE: We confirm that all information included in the SAI will meet the
   --------
   applicable requirements of section 10(a)(3) of the Securities Act of 1933 or Regulation S-X, as the case may be.

   FOLLOW-UP COMMENT. The staff request that the Companies include "and
   -----------------
   applicable requirements of Form N-4."

   RESPONSE: The Companies confirm that all information in the SAI will meet
   --------
   the requirements of Form N-4 as well as the requirements of Section 10(a)(3) of the Securities Act of 1933 and Regulation S-X.

PART C

16. Exhibits
    --------

   b. INITIAL COMMENT: Please confirm that an updated opinion of counsel and
      ---------------
auditor's consent will be provided in the subsequent amendment.

   RESPONSE: We confirm that the auditor's consent will be provided in a
   --------
   subsequent amendment. With respect to the opinion of counsel, we believe that in circumstances such as these, where the base contract supporting the rider remains unchanged, the current opinion currently relied upon is not impacted and may continue to be relied upon. In the case of contractual obligations that are deemed to be securities, such as debt securities, guarantees and insurance contracts, the opinion of counsel is required under applicable Commission form requirements to confirm that those contractual obligations are or will be binding obligations of the issuer. As stated in Staff Legal Bulletin No. 19 ("SLB No. 19"), this opinion "encompasses the opinion that the registrant is validly existing, has the power to create the obligation, and has taken the required steps to authorize entering into the obligation." In accordance with SLB No. 19, paragraph 3 of the opinion dated September 2, 2011 (filed as Exhibit 99.9 to Pre-Effective Amendment No. 1 to the Form N-4 registration statement filed on September 2, 2011) confirms that (1) all corporate action of MLIC required to authorize the variable annuity contracts has been taken, (2)that MLIC has the corporate authority to enter into the variable annuity contracts, and (3) that when delivered in compliance with the prospectus and applicable state law, the variable annuity contracts will be binding obligations of MLIC. We understand that no further or additional corporate action was then or is now required to authorize MLIC to enter into the variable annuity contracts, notwithstanding the introduction of the GLWB Rider. Therefore, we believe the coverage of the opinion includes the variable annuity contracts that will be issued with the GLWB Rider and an updated opinion is not needed. To date, the Companies have not viewed it

 Sonny Oh
 February 6, 2015
 Page 11                                                     [ReedSmith LOGO]

   necessary in similar circumstances to include a new opinion. While we have not conducted in-depth research in this regard, we are not aware that is general industry practice to do so.

   FOLLOW-UP COMMENT: The staff's comment as to an updated legal opinion stands
   -----------------
   based on the Companies' prior response to a similar comment where a new version of the rider, rather than a new rider, was added by amendment.

   RESPONSE: Although the Companies continue to believe that an updated legal
   --------
   opinion is not needed in this instance, in response to the staff's comment, the Companies will provide the requested opinion in a subsequent amendment.

SERIES VA (OFFERED ON AND AFTER OCTOBER 7, 2011)
------------------------------------------------

FACING SHEET

1. Include the caption "Approximate Date of Proposed Public Offering" and appropriate disclosure.

   RESPONSE: The requested change has been made.
   --------

   FOLLOW-UP COMMENT AND RESPONSE: See follow-up comment and response to
   ------------------------------
Comment 1. for Preference Premier (offered on and after November 7, 2011) ("Preference Premier").

PROSPECTUS

2. Cover page
   ----------

   b. The use of multiple types of footnotes to identify the Portfolios is difficult to follow. Therefore, the staff strongly recommends retaining the original format whereby such Portfolios were listed out separately, except for those attached to footnote # (for older riders no longer offered).

   RESPONSE: In response to the staff's comment, we have simplified the
   --------
   footnote disclosure to reduce the number of footnote references. We believe this presentation will be straightforward and easy for investors to read and comprehend. It also enables us to avoid creating four separate groupings of Portfolios (one for each of the two groups of riders under each trust), with some Portfolios listed in more than one grouping, which would be required if we reverted to the original format and which we view as a potentially more confusing format for an investor.

   FOLLOW-UP COMMENT AND RESPONSE: See follow-up comment and response to
   ------------------------------
Comment 2.b. for Preference Premier.

5. Guaranteed Withdrawal Benefit -- page 58
   -----------------------------

   a. At the end of the summary, please add disclosure regarding the possible different versions of the GWB offered while referencing the GWB Rate Table as was provided on page 48 for the

 Sonny Oh
 February 6, 2015
 Page 12                                                     [ReedSmith LOGO]

GMIB, rather than just before the table on page 65. The same comment applies to the GLWB where the different versions disclosure appears on page 77 just before the GLWB rate table.

   RESPONSE: This exact disclosure format was adopted specifically in response
   --------
   to a staff comment we received on the "Guaranteed Withdrawal Benefit"
   section in a Class/Series L-4 Year prospectus filed on January 25, 2013 (File Nos. 333-186204 and 333-186216). The disclosure was designed specifically because the staff noted that the contract offered only one version of the GWB rider. The precedent for this disclosure was reviewed and not objected to by the staff and we continue to believe this format provides the best disclosure given that only one version of the GWB and GLWB riders is offered by the current contract. Accordingly, we respectfully decline to make the requested change.

   FOLLOW-UP COMMENT AND RESPONSE: See follow-up comment and response to
   ------------------------------
Comment 8.a. for Preference Premier.

   b. The staff notes that it is probably more effective to provide the cross-reference to Appendix E on page 58 after the "Operation of the GWB" disclosure.

   RESPONSE: In response to the staff's comment, we have moved the
   --------
   cross-reference to Appendix E on page 58 to the end of the first paragraph under the caption "Operation of the GWB."

   FOLLOW-UP COMMENT AND RESPONSE: See follow-up comment and response to
   ------------------------------
   Comment 8.b. for Preference Premier.

   c. In the second bullet point under "Annual Benefit Payment - It is important to note:" appearing on page 60, please add that on the other hand, delaying your first withdrawal results in paying for a benefit you are not using (E.G., see similar language on page 69 under "Operation of the GLWB").

   RESPONSE: The GWB guarantees that the entire amount of purchase payments a
   --------
   contract owner makes will be returned through a series of withdrawals. No matter how long the contract owner lives, the contract owner or his/her beneficiary will receive the same amount of money back under the GWB. In contrast, under the GLWB, a contract owner who lives a long time would receive more money under the GLWB than a contract owner who dies at a young age. Because the total amount of money paid under the GWB benefit is not determined by how long the contract owner lives, the disclosure on page 60 does not include the referenced disclosure on page 69. Accordingly, we respectfully decline to make the requested change.

   FOLLOW-UP COMMENT AND RESPONSE: See follow-up comment and response to
   ------------------------------
Comment 8.c. for Preference Premier.

   d. Please confirm that the term GWB Withdrawal Rate has been properly used in the third paragraph under "Use of Automated ..." on page 65.

 Sonny Oh
 February 6, 2015
 Page 13                                                     [ReedSmith LOGO]


   RESPONSE: We made a clarifying change in the third paragraph under "Use of
   --------
   Automated ..." on page 65. In the second and third sentences of that paragraph, we have replaced "GWB Withdrawal Rate" with the words "GWB Withdrawal Rate multiplied by the TGWA."

   FOLLOW-UP COMMENT AND RESPONSE: See follow-up comment and response to
   ------------------------------
Comment 8.d. for Preference Premier in reference to the section captioned "Annual Benefit Payment" on page 59 of the Series VA prospectus.

6. Guaranteed Lifetime Withdrawal Benefit - page 67
   --------------------------------------

   c. The staff notes that it is probably more effective to provide the cross-reference to Appendix F on page 68 after the "Operation of the GLWB" disclosure.

   RESPONSE: In response to the staff's comment, we have moved the
   --------
   cross-reference to Appendix F on page 68 to the end of the first paragraph under the caption "Operation of the GLWB."

   FOLLOW-UP COMMENT AND RESPONSE: See follow-up comment and response to
   ------------------------------
   Comments 9.c. and 8.b. for Preference Premier.

   d. Rather than force the reader to refer to the GLWB Rate Table for every detail about the benefit, it may be more effective to provide fuller details on some features of the benefit in the text. For example, in the second paragraph under "Benefit Base" on page 68, simply state what the Rollup Rate Period End Date is instead of forcing reader to refer back to rate table.

   RESPONSE: As the staff is aware, the Registrants worked closely with the
   --------
   staff to develop and implement the general disclosure format that is now being used to describe the GLWB rider; this format is intended to permit the introduction of new versions of the GLWB rider by use of a supplement that can be easily understood by investors and that will dovetail with the current prospectus. The GLWB Rate Table is an essential building block of this approach. We also believe that using the Rate Table to present certain information about the existing rider is helpful to the reader, by focusing the reader's attention to the important information in the table in one place. With respect to the staff's concern that this approach is employed when there is only one version of the rider introduced to date, as discussed above in Response 5(a), Registrants made certain changes to a similar section of the prospectus that we believe eliminated any potential confusion on the part of the reader. The staff apparently did not disagree. For these reasons, we respectfully decline to make the requested change.

   FOLLOW-UP COMMENT AND RESPONSE: See follow-up comment and response to
   ------------------------------
Comment 9.d. for Preference Premier.

10. Abandoned Property Requirements -- page 107
    -------------------------------

   Please define the term "maturity date" which appears in the first sentence of this section.

 Sonny Oh
 February 6, 2015
 Page 14                                                     [ReedSmith LOGO]


   RESPONSE: We have added a parenthetical which defines "maturity date" as
   --------
   follows: "the latest day on which annuity payments may begin under the contract."

   FOLLOW-UP COMMENT AND RESPONSE: See follow-up comment and response to
   ------------------------------
Comment 11. for Preference Premier.

11. Appendices
    ----------

   a. For Appendix A, please provide the higher charges first. The staff also suggests providing narrative disclosure explaining why charges for other options are not included in the charges as provided in Appendix B of the Preference Premier filing.

   RESPONSE: We respectfully decline to revise Appendix A in the manner
   --------
   requested by the staff. First, we have reviewed the NATIONWIDE LIFE INSURANCE COMPANY no-action letter (pub. avail. March 16, 2001), which permits the referenced presentation of AUVs, and found no express or implied condition whatsoever regarding the ordering of the two sets of AUVs to be presented in the prospectus. Moreover, while we recognize the Commission has from time to time expressed the view that AUV tables provide one measure of performance, we do not believe contract owners make any such use of AUV tables. Finally, we note that the requested revisions would impact all of the "Class/Series" variable insurance products of MetLife, Inc., in addition to the four Contracts issued through MetLife Investors USA Separate Account A that are covered by the Amendments. More pointedly, the mechanics of making these revisions across more than 30 Class/Series product prospectuses will require a significant amount of time, effort and changes to procedures and systems.

   With respect to the narrative disclosure requested by the staff, we have added language to the introduction of Appendix A stating that charges for the optional riders are assessed by cancelling Accumulation Units.

   FOLLOW-UP COMMENT: Please provide a representation that Appendix A will be
   -----------------
revised during the next update season to show the higher charges first.

   In addition, confirm whether the third to last sentence of the preamble in the Preference Premier filing that begins "However, purchase . . ." would also apply here and, in doing so, please clarify the sentence.

   RESPONSE: The Companies will revise Appendix A in the May 1/st/ updates to
   --------
show the higher charges first.

   The Companies confirm that the sentence identified by the staff applies to Appendix A and have added it to the preamble of Appendix A.

 Sonny Oh
 February 6, 2015
 Page 15                                                     [ReedSmith LOGO]


STATEMENT OF ADDITIONAL INFORMATION

12. Based on the anticipated effective date for the filing, please confirm that all information required as of the most recent fiscal or calendar year has been updated appropriately, E.G., commission table on page 4.

   RESPONSE: We confirm that all information included in the SAI will meet the
   --------
   applicable requirements of section 10(a)(3) of the Securities Act of 1933 or Regulation S-X, as the case may be.

   FOLLOW-UP COMMENT: The staff request that the Companies include "and
   -----------------
   applicable requirements of Form N-4."

   RESPONSE: The Companies confirm that all information in the SAI will meet
   --------
   the requirements of Form N-4 as well as the requirements of Section 10(a)(3) of the Securities Act of 1933 and Regulation S-X.

PART C

13.Exhibits
   --------

   b. Please confirm that an updated opinion of counsel will be provided in the subsequent amendment.

   RESPONSE: With respect to the opinion of counsel, we believe that in
   --------
   circumstances such as these, where the base contract supporting the rider remains unchanged, the current opinion currently relied upon is not impacted and may continue to be relied upon. In the case of contractual obligations that are deemed to be securities, such as debt securities, guarantees and insurance contracts, the opinion of counsel is required under applicable Commission form requirements to confirm that those contractual obligations are or will be binding obligations of the issuer. As stated in Staff Legal Bulletin No. 19 ("SLB No. 19"), this opinion "encompasses the opinion that the registrant is validly existing, has the power to create the obligation, and has taken the required steps to authorize entering into the obligation." In accordance with SLB No. 19, paragraphs 1 and 3 of the opinion dated November 14, 2014 (filed as Exhibit 99.9 to the Form N-4 registration statement filed on November 17, 2014) confirms (1) that all corporate action of MetLife USA required to authorize the variable annuity contracts has been taken, (2) that MetLife USA has the corporate authority to enter into the variable annuity contracts, and (3) that when delivered in compliance with the prospectus and applicable state law, the variable annuity contracts will be binding obligations of MetLife USA. We understand that no further or additional corporate action was then or is now required to authorize MetLife USA to enter into the variable annuity contracts, notwithstanding the introduction of the GLWB Rider. Therefore, we believe the coverage of the opinion includes the variable annuity contracts that will be issued with the GLWB Rider and an updated opinion is not needed. To date, the Companies have not viewed it necessary in similar circumstances to include a new opinion. While we have not conducted in-depth research in this regard, we are not aware that is general industry practice to do so.

 Sonny Oh
 February 6, 2015
 Page 16                                                     [ReedSmith LOGO]


   Follow-up comment: The staff's comment as to an updated legal opinion stands
   -----------------
   based on the Companies' prior response to a similar comment where a new version of the rider, rather than a new rider, was added by amendment.

   RESPONSE: Although the Companies continue to believe that an updated legal
   --------
   opinion is not needed in this instance, in response to the staff's comment, the Companies will provide the requested opinion in a subsequent amendment.

We hope that you will find these responses satisfactory. If you have questions or comments about this matter, please contact the undersigned at 202.414.9208.

Very truly yours,

/s/ W. Thomas Conner
--------------------
W. Thomas Conner
WTC/gp